Exhibit 99.1

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

COMPLETION OF ISSUE OF NEW H SHARES

UNDER GENERAL MANDATE

References are made to the announcements (the “Announcements”) of China Southern Airlines Company Limited (the “Company”) dated 28 March 2017, 25 May 2017, 30 June 2017 and 31 July 2017 in relation to, among other things, the proposed issue of new H shares of the Company under the general mandate. Unless otherwise defined, capitalised terms used herein shall have the same meaning as defined in the Announcements.

The Company is pleased to announce that the issue of new H Shares under the General Mandate by the Company to the Subscriber has been completed on 10 August 2017 according to the Subscription Agreement. A total of 270,606,272 new H Shares, representing approximately 8.83% and 2.68%, respectively, of the total number of issued H Shares and the total number of issued Shares as enlarged by the allotment and issue of the Subscription Shares, have been allotted and issued to the Subscriber at the Subscription Price of HK$5.74 per H Share.

The gross proceeds from the Subscription is approximately HK$1,553.28 million and the net proceeds from the Subscription is approximately HK$1,547.87 million (after deduction of expenses of the Subscription payable by the Company). The Company intends to utilise the net proceeds for supplementing the general working capital of the Group.

The shareholding structure of the Company prior to, and immediately after the Completion is as follows:

	Prior to the Completion		Upon the Completion

Shareholders	Number of Shares	Approximate % to the total issued Shares	Number of Shares	Approximate % to the total issued Shares

Substantial Shareholders

CSAHC(1)	4,039,228,665 A Shares	41.14%	4,039,228,665 A Shares	40.04%

Nan Lung Holding Limited(1)	1,064,770,000 H Shares	10.85%	1,064,770,000 H Shares	10.55%

Public Shareholders

Subscriber	-	-	270,606,272 H Shares	2.68%

Other Public Shareholders	2,983,421,335 A Shares	30.39%	2,983,421,335 A Shares	29.57%

	1,730,147,000 H Shares	17.62%	1,730,147,000 H Shares	17.15%

Total	9,817,567,000	100%	10,088,173,272	100	%(2)

Note:

(1) CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (which is an indirect wholly-owned subsidiary of Nan Lung Holding Limited) and 1,033,650,000 H Shares were directly held by Nan Lung Holding Limited.

(2)Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

10 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.